Writer’s Fax No. (502) 596-4858

Writer’s Direct Dial No. (502) 596-7209

Writer’s E-mail: joseph_landenwich@kindredhealthcare.com

September 19, 2007

VIA EDGAR

Ms. Kathleen H. Krebs, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Kindred Healthcare, Inc.
Form DEF 14A filed April 4, 2007
File No. 001-14057

Dear Ms. Krebs:

Pursuant to our conversation on September 18, 2007, Kindred Healthcare, Inc. (the “Company”) respectfully requests an extension until October 31, 2007 to respond to comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated August 21, 2007 regarding the above-referenced definitive proxy statement of the Company. The Company will file its response on or before October 31, 2007.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (502) 596-7209 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Joseph L. Landenwich

Joseph L. Landenwich

Senior Vice President of Corporate

Legal Affairs and Corporate Secretary

cc:	Paul J. Diaz, Kindred Healthcare, Inc.